UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05045699

February 22, 2005

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/22/2005

Re: Exxon Mobil Corporation
Incoming letter dated January 14, 2005

Dear Mr. Parsons:

This is in response to your letter dated January 14, 2005 concerning the shareholder proposal submitted to ExxonMobil by Chris Rossi. On December 22, 2004, we issued our response expressing our informal view that ExxonMobil could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 14, 2005

VIA NETWORK COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-98
Omission of Shareholder Proposal Regarding Stock Compensation of Directors

Request for Reconsideration of Staff Response

Gentlemen and Ladies:

By letter dated December 3, 2004, Exxon Mobil Corporation requested the staff's concurrence in the omission of a shareholder proposal submitted by Chris Rossi from the proxy material for ExxonMobil's 2005 annual meeting. In its response dated December 22, 2004, the staff stated that it was unable to concur in ExxonMobil's view that the proposal could be excluded. We respectfully request the staff to reconsider that response for the reasons given below.

First, as we argued in our original December 3 letter, we continue to believe the proposal has been substantially implemented within the meaning of Rule 14a-8(i)(10). To summarize, the proposal requests the Board to take the necessary steps to amend Exxon Mobil's governing instruments to provide that at least fifty percent of each board member's compensation be in shares of restricted stock and that each board member must hold those shares until the member retires from the Board. As explained more fully in our December 3 letter, ExxonMobil has long followed this very policy for director compensation and this policy is embodied in our governing instruments. Specifically, our Corporate Governance Guidelines require that a substantial portion of director compensation be paid in restricted stock that must be held as long as the director remains on the Board. By the words "substantial portion," we intend approximately an equal split between cash and restricted stock, as our actual practice bears out.[1] At present stock prices, restricted stock represents over 60% of the total compensation of our non-employee directors. The terms of that stock and the plan under which it is granted require the directors to hold the stock until they leave the Board. The stock may not be sold while the director is on the Board and is subject to forfeiture if the director leaves the Board before reaching mandatory retirement age.

The staff response did not explain in what respect ExxonMobil has failed substantially to implement the proposal, but we strongly urge the staff to reconsider that determination. As the staff itself has explained, Rule 14a-8(i)(10) is not intended to be applied in a narrow, formalistic manner.[2] Rather, the purpose of the rule is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management...".[3] This is precisely the case with respect to the Chris Rossi proposal as shown by the fact that, should the proposal be approved, the Board would not be required to make any change in its current policies or practices.

An additional argument for exclusion of the proposal can also be made under Rule 14a-8(i)(6).[4] As noted in our original letter, ExxonMobil's shareholders approved a new restricted stock plan for non-employee directors at the 2004 annual meeting, and current grants are being made under this plan. However, this plan only provides for the grant of up to one million shares in aggregate. Once the shares covered by the 2004 plan are used up, the company will be required to adopt a new plan in order to continue compensating directors with restricted stock. While the company currently plans to do so, under New York Stock Exchange Rule 303A.08 any plan under which restricted shares could be granted to directors must be approved by shareholders. The Board can develop a restricted stock plan to succeed the 2004 plan and submit that plan for shareholder approval, but it is not within the power or authority of the Board to ensure that such plan will in fact be approved by our shareholders. If such a successor plan is not approved by the shareholders, it would then be impossible for ExxonMobil to continue to implement Mr. Rossi's proposal because the company would not be able to pay any portion of director compensation in restricted stock.

In short, because the company's long-term ability to continue to pay directors with restricted stock ultimately depends not on the actions of the Board but of the shareholders, the proposal is beyond the power and authority of the Board to implement within the meaning of Rule 14a-8(i)(6) and may be excluded on this basis. This analysis is consistent with recent precedents relating to shareholder proposals to require an

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[1] As noted in our December 3 letter, it is not possible to ensure a precise ratio of stock to cash at all times due to fluctuating stock prices and the time that may be required to obtain shareholder approval of a restricted stock program. This is why we use the words "substantial portion" in our governance guidelines, rather than a numeric percentage.
[2] Exchange Act Release No. 20.091, 28 SEC Doc, 802-03 (1983).
[3] Exchange Act Release No. 12,598, 9 SEC Dock. 1030, 1035 (1976)
[4] We note that, although this ground for omission was not raised in our original letter, this request for reconsideration is still being submitted prior to the deadline under Rule 14a-8(j).

independent chairman. Because the shareholders elect the directors, the staff has repeatedly held that it is beyond the power of the Board to implement these proposals because the Board cannot ensure that the shareholders will elect a director who is both independent and willing to serve as chairman. See, for example, H. J. Heinz Co. (available June 14, 2004) and the precedents cited in that letter.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473. Should the staff decline to concur with the omission of this proposal upon reconsideration, we respectfully request the decision be referred to the Commission for review.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is being sent to Mr. Rossi.

Sincerely,

JEP:clh
Enclosure

cc: Mr. Chris Rossi

Martin P. Dunn, Deputy Director, Division of Corporation Finance